October 25, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-3561

Attn:	H. Christopher Owings

Scott Anderegg

Re:	Active Power, Inc.

Registration Statement on Form S-1

File No. 333-146019

Acceleration Request

Requested Date:	Monday, October 29, 2007
Requested Time:	5:00 p.m., Eastern Time

Dear Mssrs. Owings and Anderegg:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Active Power, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (No. 333-146019) be declared effective on the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

Respectfully submitted,

ACTIVE POWER, INC.

/s/ John K. Penver
John K. Penver
Chief Financial Officer